SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTREME NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30226D

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Gordon L. Stitt

President and Chief Executive Officer

3585 Monroe Street

Santa Clara, CA 95051

408 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Howard J. Clowes, Esq.

Gray Cary Ware & Freidenrich LLP

153 Townsend, Suite 800

San Francisco, California 94107

(415) 836-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$44,383,126.00	$3,590.59

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,448,098 shares of common stock of Extreme Networks, Inc. having an aggregate value of $ 44,383,126 as of March 24, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	N/A N/A N/A N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Exchange, dated March 25, 2003, (the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    Name and Address.    The name of the issuer is Extreme Networks, Inc., a Delaware corporation (“Extreme Networks” or the “Company”). The address of its principal executive offices is 3585 Monroe Street, Santa Clara, California 95051. The telephone number at that address is (408) 579-2800. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Extreme Networks”) is incorporated herein by reference.

(b)    Securities.    This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible option holders to exchange certain eligible stock options to purchase shares of the Company’s common stock, par value $0.001 per share, outstanding under the Company’s Amended 1996 Stock Option Plan (the “1996 Plan”), the Company’s 2000 Nonstatutory Stock Option Plan (the “2000 Plan”) and the Company’s 2001 Nonstatutory Stock Option Plan (the “2001 Plan”), for new options (the “New Options”) that will be granted under either the 1996 Plan, the 2000 Plan or the 2001 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. Option holders are eligible to participate in the Offer if they are employees of Extreme Networks or one of Extreme Networks’ subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are canceled; provided, however, that executive officers of Extreme Networks and sales executives of Extreme Networks who report directly to the Vice President, Worldwide Sales are not eligible to participate. In order to receive New Options, a participant must remain an eligible employee as of the date the New Options are granted. Members of the Board of Directors of Extreme Networks are not eligible to participate in the Offer. For every five shares subject to the options that are accepted for exchange and canceled, employees will receive three shares of common stock subject to the New Options. The information set forth in the Offer to Exchange under “Summary of Terms,” “Introduction,” Section 1 (“Eligibility”), Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)    Trading and Market Price.    The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    Names and Address.    The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange is incorporated by reference.

Item 4.    Terms of the Transaction.

(a)    Material Terms.    The information set forth in the Offer to Exchange under “Summary of Terms,” “Introduction,” Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 12 (“Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Terms of the Offer Specific to Eligible Participants Employed Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b)    Purchases.    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Securities.    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Extreme Networks, Inc. Amended 1996 Stock Option Plan attached hereto as Exhibit (d)(1) and Form of Option Agreement pursuant to such plan attached hereto as Exhibit (d)(2), the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan attached hereto as Exhibit (d)(3) and Form of Option Agreement pursuant to such plan attached hereto as Exhibit (d)(4), and the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan attached hereto as Exhibit (d)(5) and Form of Option Agreement pursuant to such plan attached hereto as Exhibit (d)(6) are incorporated herein by reference.

Item 6.    Purposes of the Transactions and Plans or Proposals.

(a)    Purposes.    The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 12 (“Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)    Plans.    The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.    The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b)    Conditions.    The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)    Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of Subject Company.

(a)    Securities Ownership.    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.    Not applicable.

Item 10.    Financial Statements.

(a)    Financial Information.    The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Extreme Networks”) and Section 18 (“Additional Information”), in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended June 29, 2002, filed with the Securities and Exchange Commission on September 29, 2002, in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2002 filed with the Securities and Exchange Commission on November 12, 2002 and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange Commission on February 11, 2003 is incorporated herein by reference.

Copies of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

(b)    Pro Forma Information.    Not applicable.

(c)    Summary Information.    The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Extreme Networks”) is incorporated herein by reference.

Item 11.    Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)    Other Information.    Not applicable.

Item 12.    Exhibits.

(a) (1) (A)	Offer to Exchange Certain Outstanding Options for New Options, dated March 25, 2003

(a) (1) (B)	Press Release dated March 25, 2003

(a) (1) (C)	Announcement from Gordon Stitt sent to employees of the Company on March 25, 2003

(a) (1) (D)	PowerPoint Presentation about the Offer to Exchange

(a) (1) (E)	Questions and Answers about the Offer to Exchange

(a) (1) (F)	Form of Online Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (G)	Form of Electronic Confirmation of Receipt of Online Election Form

(a) (1) (H)	Form of Electronic Reminder to Employees

(a) (1) (I)	Form of Electronic Confirmation of Participation in the Offer to Exchange

(a) (1) (J)	Extreme Networks Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on September 30, 2002 and incorporated herein by reference

(a) (1) (K)

Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2002, filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference

(a) (1) (L)	Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange on February 11, 2003 and incorporated herein by reference

(a) (1) (M)

Information regarding the beneficial ownership of Company common stock by certain executive officers and directors is incorporated by reference to the Section headed “Security Ownership of Certain Beneficial Owners and Management” contained in the Company’s Proxy Statement for Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 18, 2002 and incorporated herein by reference

(b)	Not Applicable

(d) (1)	Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(1) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (2)

Form of Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(3) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (3)	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(4) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (4)

Form of Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(6) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (5)	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(7) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (6)

Form of Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(9) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(g)	Not Applicable

(h)	Not Applicable

Item 13.    Information Required by Schedule 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EXTREME NETWORKS, INC.

/s/ HAROLD L. COVERT
Harold L. Covert Chief Financial Officer

Dated: March 25, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a) (1) (A)	Offer to Exchange Certain Outstanding Options for New Options, dated March 25, 2003

(a) (1) (B)	Press Release dated March 25, 2003

(a) (1) (C)	Announcement from Gordon Stitt sent to employees of the Company on March 25, 2003

(a) (1) (D)	PowerPoint Presentation about the Offer to Exchange

(a) (1) (E)	Questions and Answers about the Offer to Exchange

(a) (1) (F)	Form of Online Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (G)	Form of Electronic Confirmation of Receipt of Online Election Form

(a) (1) (H)	Form of Electronic Reminder to Employees

(a) (1) (I)	Form of Electronic Confirmation of Participation in the Offer to Exchange

(a) (1) (J)	Extreme Networks Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on September 30, 2002 and incorporated herein by reference

(a) (1) (K)

Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended September 29, 2002, filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference

(a) (1) (L)	Extreme Networks Quarterly Report on Form 10-Q for its fiscal quarter ended December 29, 2002, filed with the Securities and Exchange on February 11, 2003 and incorporated herein by reference

(a) (1) (M)

Information regarding the beneficial ownership of Company common stock by certain executive officers and directors is incorporated by reference to the Section headed “Security Ownership of Certain Beneficial Owners and Management” contained in the Company’s Proxy Statement for Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 18, 2002 and incorporated herein by reference

(b)	Not Applicable

(d) (1)	Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(1) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (2)

Form of Option Agreement pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option Plan, filed as Exhibit (d)(3) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (3)	Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(4) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (4)

Form of Option Agreement pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, filed as Exhibit (d)(6) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (5)	Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(7) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference

(d) (6)

Form of Option Agreement pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit (d)(9) to Schedule TO filed on October 31, 2001 (SEC file number 000-25711) and incorporated herein by reference